

October 25, 2022

Chandan Basho
Interim Chief Financial Officer
Apollo Medical Holdings, Inc.
1668 S. Garfield Avenue, 2nd Floor
Alhambra, California 91801

> **Re: Apollo Medical Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-37392**

Dear Chandan Basho:

We have reviewed your October 7, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2022 letter.

Form 10–K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis
Reconciliation of Net Income to EBITDA and Adjusted EBITDA, page 59

1. Refer to your response to comment 1. Please address the following:
   - Clarify for us and in your disclosure whether "Adjusted EBITDA" is intended to exclude amounts associated with all noncontrolling interests or only those attributable to "excluded assets."
   - Given the number of items and the magnitude of their amounts comprising the adjustment "other expense (income)," revise your disclosure to itemize and quantify each component.
   - It appears your "Net loss adjustment for recently acquired IPA's" line item which excludes the impact of IPA's acquired within the preceding three years is not

        appropriate pursuant to Question 100.01 of the Non-GAAP Financial Measures Compliance Disclosure and Interpretations, as the results of these IPA's are part of your continuing operations. Please revise your reconciliation to remove this adjustment.

      You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services